WisdomTree Trust

245 Park Avenue, 35th Floor

New York, New York 10167

January 15, 2019

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust
File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to Staff comments received orally on December 20, 2018 regarding the Trust’s Post-Effective Amendment No. 659, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on November 9, 2018 for the purpose of registering shares of the WisdomTree India ex-State-Owned Enterprises Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please update and include all material information in the 485(b) filing.

Response: The Registrant confirms that all material information will be included in the 485(b) filing of the Fund.

2.	Comment: Please confirm that WisdomTree Asset Management does not plan to recoup any waived advisory fees or expenses reimbursed.

Response: Confirmed. The fee waiver has been removed, and the Fund’s Fee Table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.58%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Total Annual Fund Operating Expenses	0.58%

1	“Other Expenses” are based on estimated amounts for the current fiscal year.

January 15, 2019

3.	Comment: Please provide the Staff with the index methodology prior to launching the Fund.

Response: The Registrant has provided the Staff with the index methodology via email.

4.	Comment: Please note that the term “India” represents a focus on investments in a particular country and is covered by Rule 35d-1(a)(3)(i) (the “Names Rule”) and the applicable 80% test.

Response: The Registrant confirms that the term “India” is covered by the Names Rule. Please note the following language, located in the “Additional Information About the Fund – Additional Information About the Fund’s Investment Strategies” section of the Prospectus:

The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by its name (i.e., investments connoted by its Index). The Fund anticipates meeting this policy because, under normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in component securities of its underlying Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities, such as depositary receipts based on component securities.

In addition, the following language is included in the “Investment Limitations – Non-Fundamental Policies” section of the Statement of Additional Information:

The Fund has adopted a non-fundamental investment policy to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in investments that are tied economically to the particular country or geographic region suggested by the Fund’s name, including certain derivatives described herein and in the Fund’s Prospectus. The Fund’s investment in derivatives will be included in its net assets when determining whether the Fund satisfies the 80% test described above and the Fund values those derivatives at market value.

Various factors may be considered in determining whether an investment is tied economically to a particular country or region, including one or more of the following: whether the investment is issued or guaranteed by a particular government or any of its agencies, political subdivisions, or instrumentalities; whether the investment has its primary trading market in a particular country or region; whether the issuer is organized under the laws of, derives at least 50% of its revenues from, or has at least 50% of its assets in a particular country or region; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region.

January 15, 2019

If, subsequent to an investment, the 80% requirement for the Fund is no longer met, the Fund’s future investments will be made in a manner that will bring the Fund into compliance with this policy.

5.

Comment: Please include “Small-Capitalization Investing Risk” in the “Principal Risks of Investing in the Fund” section of the Fund’s Prospectus. In addition, please consider adding “Micro-Capitalization Investing Risk” if the Fund anticipates investing in companies with market capitalizations of less than $1 billion.

Response: The Registrant respectfully declines to add the requested risk disclosure. Although the Index requires a market capitalization of at least $1 billion to be eligible for inclusion, based on the current Index composition, securities of small-capitalization companies (as well as micro-capitalization companies) are not a principal investment strategy of the Fund. As a result, small-capitalization investing risk (as well as micro-capitalization investing risk) is not currently a principal risk of the Fund.

6.	Comment: Please disclose in the “Principal Investment Strategies of the Fund” section of the Prospectus that India is an emerging market country.

Response: The requested disclosure has been added to the “Principal Investment Strategies of the Fund” section as follows (new language is in bold):

The Index is a modified float-adjusted market cap weighted index that consists of companies incorporated and traded in India, an emerging market country, excluding common stocks of “state-owned enterprises”.

7.	Comment: Please disclose the number of constituents in the Index.

Response: As of December 31, 2018, the Index had 78 constituents. The Registrant notes that the placeholder for this information in the “WisdomTree Index Description” section of the Statement of Additional Information has been updated accordingly.

8.

Comment: In the third paragraph of the “Principal Investment Strategies of the Fund” section in the Prospectus, please describe the referenced caps in the following sentence in plain English and consider including an example.

Response: The Registrant has included the current Prospectus disclosure below, which it believes to be in plain English:

At the time of the Index’s annual screening date, the maximum weight of any security in the Index is capped at 10% and the maximum weight of any one sector in the Index is capped at 30%, subject to the following volume factor adjustments.

January 15, 2019

9.	Comment: In the third paragraph of the “Principal Investment Strategies of the Fund” section in the Prospectus, please describe what a “volume factor adjustment” is in plain English.

Response: The last sentence of the third paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus has been revised as follows:

The Index methodology applies a volume factor adjustment such that the weight of component securities within the Index with a lower trading volume are reduced, and the reduction in weight is reallocated pro rata among the other securities as of the annual Index screening date.

10.	Comment: Please confirm if the Index concentrates in a particular industry. If so, please provide corresponding industry risk disclosure under the “Principal Risks of Investing in the Fund” section.

Response: As of December 31, 2018, the Index did not concentrate (i.e., hold 25% or more of its total assets) in the securities of a particular industry.

11.

Comment: Please include Liquidity Risk in the “Principal Risks of Investing in the Fund” section of the Prospectus, and disclose that, in stressed market conditions, the market for the ETF shares may become less liquid. Please also note that the adverse effect on liquidity could lead to a difference in the market price and underlying value of the ETF shares.

Response: The Registrant respectfully declines to add the requested “Liquidity Risk” in the “Principal Risks of Investing in the Fund” section of the Prospectus, as it believes that this risk is adequately disclosed in the following Item 4 and/or Item 9 risk disclosures: “Shares of the Fund May Trade at Prices Other than NAV”, “Trading” and “Costs of Buying or Selling Shares”.

12.	Comment: Please provide the Staff with the information regarding the Fund’s Sub-Adviser and Portfolio Managers via correspondence.

Response: The following disclosure has been added to the Prospectus:

The Fund is managed by Mellon Investments Corporation’s Equity Index Strategies Portfolio Management team. The individual members of the team jointly and primarily responsible for the day-to-day management of the Fund’s portfolio are described below.

Karen Q. Wong, CFA, a Managing Director, Head of Index Portfolio Management, has been a portfolio manager of the Fund since its inception.

January 15, 2019

Richard A. Brown, CFA, a Managing Director, Co-Head of Equity Index Portfolio Management and Senior Portfolio Manager, has been a portfolio manager of the Fund since its inception.

Thomas J. Durante, CFA, a Managing Director, Co-Head of Equity Index Portfolio Management and Senior Portfolio Manager, has been a portfolio manager of the Fund since its inception.

13.	Comment: In accordance with Form N-1A, in Item 9, please include a more robust description of the Fund’s Item 4 investment strategy disclosure.

Response: The Registrant respectfully declines to duplicate the Fund’s principal investment strategy, as described under “Principal Investment Strategies of the Fund,” in the Fund’s Item 9 disclosure. General Instruction C.3(a) of Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Accordingly, we have not repeated the Fund’s principal investment strategies in the back half of the Prospectus.

14.

Comment: Please confirm how derivatives will be valued for purposes of the 80% test. The Staff notes that the 80% policy is an asset-based test and derivatives must be valued on a mark-to-market basis, and disclosed in the Fund’s registration statement.

Response: As noted in the Response to Comment 4 above, the Registrant confirms that the Fund’s derivatives will be valued at market value.

* * * * *

Please feel free to contact me at 917-267-3721 with any questions.

Sincerely,

/s/ Ryan M. Louvar
Ryan M. Louvar
Secretary

cc:	Joanne Antico, Esq. (WisdomTree)

W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)

K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)